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Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 2 to
Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AMX Corporation
(Name of Subject Company)

Amherst Acquisition Co.
a wholly-owned subsidiary of

Thrall Omni Company, Inc.
an affiliate of

Duchossois Industries, Inc.
(Name of Filing Person-Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

00180C10 5
(CUSIP Number of Class of Securities)

David L. Filkin
Vice President and General Counsel
Duchossois Industries, Inc.
845 Larch Avenue
Elmhurst, Illinois 60126
(630) 279-3600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Elizabeth C. Kitslaar, Esq.
Jones Day
77 West Wacker
Chicago, Illinois 60601
Telephone: (312) 269-4114

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$307,287,562.50	$36,167.75

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"). Calculated by multiplying $22.50, the per share tender offer price, by 13,657,225, the sum of the 12,235,087 outstanding shares of Common Stock of AMX Corporation as of February 14, 2005 sought in the Offer and the 1,422,138 shares of Common Stock of AMX Corporation subject to vested options as of February 14, 2005.
**	Calculated as 0.011770% of the transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,167.25	Filing Party: Duchossois Industries, Inc.; Thrall Omni Company, Inc.; Amherst Acquisition Co.
Form or Registration No.: Schedule TO-T	Date Filed: February 24, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed on February 24, 2005 with the Securities and Exchange Commission, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on March 1, 2005 (as so amended and supplemented, the "Schedule TO"), by Amherst Acquisition Co., a Texas corporation ("Subcorp") and a wholly owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("DII"). The Schedule TO relates to the offer by Subcorp to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of AMX Corporation, a Texas corporation ("AMX"), for $22.50 per Share, net to the seller in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005, and in the related Letter of Transmittal.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by the following:

        Section 11 of the Offer to Purchase—"Purpose of the Offer; the Merger Agreement; the Support Agreements; the Confidentiality Agreement; Statutory Requirements; Appraisal Rights; 'Going Private' Transactions; Plans for AMX" is amended by replacing paragraph (i) thereof ("Recent Developments Relating to AMX") with the following:

        On February 16, 2005, a purported shareholder class action was filed by Kenneth Alexander ("Plaintiff") on behalf of himself and all others similarly situated, against AMX and AMX's board of directors. This lawsuit is described below:

  KENNETH ALEXANDER, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED V. ROBERT J. CARROLL, LARRY GOLDSTEIN, TOM HARRISON, RICHARD SMITH, JOHN WILSON, DAVID R. RICHARD AND AMX CORPORATION, CASE NO. 380-00562-05, IN THE DISTRICT COURT OF COLLIN COUNTY, TEXAS, 380th JUDICIAL DISTRICT.

  This lawsuit, allegedly brought on behalf of Plaintiff and a class of AMX shareholders, alleges, among other things, that the defendants breached their duties of good faith, care, loyalty and disclosure in connection with the Offer. Plaintiff alleges that the defendants violated their fiduciary duties by failing to seek the highest price for AMX's shares and that the defendants have failed to provide AMX shareholders with material information necessary for AMX shareholders to make an informed decision with respect to the Offer. The Plaintiff seeks, among other things, (i) a declaration that the Merger Agreement was entered into in breach of the fiduciary duties of AMX's board of directors, (ii) to enjoin the defendants from proceeding in accordance with the Merger Agreement, (iii) to enjoin the defendants from consummating the Merger, or a business combination with a third party, until AMX adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for AMX, (iv) directing the AMX board of directors to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of AMX is completed and the highest possible price is obtained, (v) rescission of the Merger Agreement, (vi) appropriate damages for Plaintiff and the class of AMX shareholders Plaintiff purports to represent, (vii) an award of Plaintiff's costs and disbursements in connection with this lawsuit, including reasonable attorneys' and experts' fees and (viii) a grant of such other and further relief as may be deemed just and proper.

        On March 1, 2005, Plaintiff filed an amended petition in The District Court of Collin County, Texas, 380th Judicial District (the "Collin County District Court") seeking, among other things, a hearing and a temporary injunction against the defendants. On the same day, Plaintiff also filed a motion for expedited proceedings, including expedited discovery.

        On March 7, 2005, the Collin County District Court entered an order for expedited discovery agreed to by Plaintiff and the defendants. The Collin County District Court also set a hearing on Plaintiff's motion for a temporary injunction against defendants for 9:00 a.m. on March 18, 2005.

        The defendants continue to believe that this lawsuit is without merit and intend to vigorously contest the action.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: March 9, 2005

Amherst Acquisition Co.
By:	/s/ DAVID L. FILKIN Name: David L. Filkin Title: Secretary
Thrall Omni Company, Inc.
By:	/s/ DAVID L. FILKIN Name: David L. Filkin Title: Secretary
Duchossois Industries, Inc.
By:	/s/ DAVID L. FILKIN Name: David L. Filkin Title: Vice President, Secretary and General Counsel

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  Item 11. Additional Information.
SIGNATURE